Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

This communication was distributed to certain employees of Georiga Gulf Corporation and PPG Industries, Inc. electronically on January 24, 2013.

Intercompany memo

To: Distribution

Date: January 24, 2013

From: Paul Carrico

Subject: Corporate Leadership Announcement

As we get closer to the transaction, I am excited to announce Axiall Corporation will have the following group of senior executives.  We are fortunate to have many excellent people from both organizations to move into various positions in the new company.  I am particularly pleased that the group structure for both my reports and others will include a senior leadership group that reflects a combination of people from Georgia Gulf and PPG.

We have said from the outset of the merger process that one of the most compelling reasons for the merger was the opportunity to combine the “people” talent from both organizations.  This includes those in the plants, the commercial groups in the field and all the functional support groups. These appointments contribute to that process. The following is the group of senior executives reporting directly to me and that will be effective upon the closing of the merger:

You will note that two of the positions described above, the VP, Corporate Strategy and VP, Human Resources, remain unfilled. We have searches in process to fill these roles and expect that we will have some further news to report on these positions in the very near future.

I have asked James Worrell to take on the new role of VP, Corporate Administration and Communications where he and his team will support our much larger needs in advocacy, industry relations, public relations and corporate administration.  Charlie Freeburgh will be working with James and will head our advocacy and industry relations efforts.

Also, Larry Grubb will join the corporate strategy group and will focus in the near-term on the ethylene strategy for the Company as well as other strategic projects.

Each member of the senior executive team will be communicating further with employees in their areas of responsibility to define roles and structure in the coming days.

I am looking forward to working with this team to lead the new organization and I hope that you will join me in congratulating them.